As filed with the Securities and Exchange Commission on October 28, 2022

1933 Act Registration File No.: 333-261819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. ___	[ ]
Post‑Effective Amendment No. 1	[X]

LISTED FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices, Zip Code)

(Registrant’s Telephone Number, including Area Code) (414) 765-6511

Kent P. Barnes, Secretary
Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
777 East Wisconsin Avenue, 10th Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

With a Copy to:
Laura E. Flores
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004-2541

Explanatory Note: The Prospectus/Proxy Statement and Statement of Additional Information, each in the form filed on February 8, 2022 in Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-14 (File No. 333-261819) (Accession Number 0000894189-22-001081), are incorporated herein by reference.
The sole purpose of this amendment is to file as an exhibit to this Registration Statement the final tax opinion of Morgan, Lewis & Bockius LLP.

Part C: OTHER INFORMATION
Item 15.    Indemnification:
The Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, adviser or principal underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, subject to the provisions of the By-Laws, the Trust out of its assets may indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 16.    Exhibits:

(1)	(a)
Certificate of Trust of Active Weighting Funds ETF Trust dated August 26, 2016 is incorporated herein by reference to Exhibit (a)(i) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

(b)
Certificate of Amendment to the Certificate of Trust of Active Weighting Funds ETF Trust dated December 21, 2018 is incorporated herein by reference to Exhibit (a)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

(b)
Amended and Restated Declaration of Trust of Listed Funds Trust (the “Registrant” or the “Trust”) dated December 21, 2018 is incorporated herein by reference to Exhibit (a)(iii) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

(2)
Amended and Restated By-Laws of the Registrant dated March 19, 2019 are incorporated herein by reference to Exhibit (b) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

(3)		Not applicable.
(4)		Form of Agreement and Plan of Reorganization is incorporated herein by reference to Appendix A to Part A of this Registration Statement on Form N-14, as filed on February 8, 2022.
(5)		Not applicable.
(6)	(a)
Investment Advisory Agreement between the Trust and Innovative Portfolios, LLC dated December 9, 2021 is incorporated herein by reference to Exhibit (6)(a) to the Registrant’s Registration Statement on Form N-14, as filed on January 31, 2022.

(7)	(a)
Distribution Agreement between the Trust and Foreside Fund Services, LLC dated September 30, 2021 is incorporated herein by reference to Exhibit (e)(i) to the Registrant’s Registration Statement on Form N-1A, as filed on October 19, 2021.

(b)
First Amendment to the ETF Distribution Agreement effective December 13, 2021 is incorporated herein by reference to Exhibit (e)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on December 13, 2021.

	(c)	Form of Authorized Participant Agreement is incorporated herein by reference to Exhibit (e)(2) to the Registrant’s Registration Statement on Form N-1A, as filed on October 2, 2017.
(8)		Not applicable.

(9)	(a)
Custody Agreement between Registrant and U.S. Bank National Association dated April 9, 2019 is incorporated herein by reference to Exhibit (G) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

	(b)	Exhibit 22 to Custody Agreement, dated January 2022 is incorporated herein by reference to Exhibit 9(b) to the Registrant’s Registration Statement on Form N-14, as filed on January 31, 2022.
(10)	(a)	Rule 12b-1 Plan dated September 13, 2017 (the “12b-1 Plan”) is incorporated herein by reference to Exhibit (m) to the Registrant’s Registration Statement on Form N-1A, as filed on October 2, 2017.
	(b)	Amended Appendix A to the Rule 12b-1 Plan is incorporated herein by reference to Exhibit (m)(ii) to the Registrant’s Registration Statement on Form N-1A, as filed on December 13, 2021.
(11)	(a)
Opinion and Consent of Morgan, Lewis & Bockius LLP, regarding the legality of securities being issued is incorporated here by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14, as filed on December 21, 2021.

	(b)	Consent of Morgan, Lewis & Bockius LLP is incorporated herein by reference to Exhibit (11)(b) to the Registrant’s Registration Statement on Form N-14/A, as filed on February 4, 2022.
(12)		Opinion and Consent of Morgan, Lewis & Bockius LLP, supporting the tax matters and consequences of securities being issued – filed herewith.
(13)	(a)
Fund Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated April 9, 2019 is incorporated herein by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.

(b)
Exhibit 22 to the Fund Servicing Agreement, dated January 2022 is incorporated herein by reference to Exhibit (13)(b) to the Registrant’s Registration Statement on Form N-14, as filed on January 31, 2022.

(14)		Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Exhibit (14) to the Registrant’s Registration Statement on Form N-14, as filed on February 8, 2022.
(15)		Not Applicable.
(16)		Powers of Attorney are incorporated herein by reference to Exhibit (16) to the Registrant’s Registration Statement on Form N-14, as filed January 31, 2022.
(17)	(a)	Registrant’s Code of Ethics dated March 19, 2019 is incorporated herein by reference to Exhibit (p)(i) to Registrant’s Registration Statement on Form N-1A, as filed on April 26, 2019.
	(b)	Code of Ethics for Innovative Portfolios, LLC is incorporated here by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14, as filed on December 21, 2021.

Item 17.    Undertakings:
(1)The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(3)The Registrant agrees to file by PEA the opinion and consent of counsel regarding the tax consequences at the proposed Reorganization required by item 16(12) of Form N-14 upon the closing of the Reorganization.

SIGNATURES
As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Milwaukee, Wisconsin, on October 28, 2022.

Listed Funds Trust

By:	/s/ Kent Barnes
Name:	Kent Barnes
Title:	Secretary

Pursuant to the requirements of the 1933 Act, this registration statement has been signed as of October 28, 2022 by the following persons in the capacities indicated.

Signature	Title

* John L. Jacobs	Trustee
John L. Jacobs

* Koji Felton	Trustee
Koji Felton

* Pamela H. Conroy	Trustee
Pamela H. Conroy

* Paul R. Fearday	Trustee and Chairman
Paul R. Fearday

* Gregory C. Bakken	President and Principal Executive Officer
Gregory C. Bakken

* Travis Babich	Treasurer, Principal Financial Officer, and Principal Accounting Officer
Travis Babich
*By: /s/ Kent Barnes Kent Barnes, Attorney-in-Fact Pursuant to Powers of Attorney